MANHATTAN MINERALS CORP.
NEWS RELEASE

June 3, 2004	Toronto Stock Exchange
Trading Symbol : MAN

MANHATTAN CLOSES ON CDN $100,000 PRIVATE PLACEMENT

Manhattan Minerals Corp. is pleased to announce that it has closed on its private placement of 666,666 Common Shares (the "Common Shares") for an aggregate consideration of Cdn$100,000, representing a price of $0.15 per Common Share. The placement was subscribed to by a member of the management of the Company. There were no warrants or brokers fees paid.

For further information please contact:

Peter J. Guest	Lawrence Glaser
President and CEO	Executive Chairman

Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE US.